     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 13, 1998

                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER

                           THE SECURITIES ACT OF 1933

                              FIFTH THIRD BANCORP
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               OHIO                               6711                            31-0854434
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                            ------------------------

                   FIFTH THIRD CENTER, CINCINNATI, OHIO 45263
                                 (513) 579-5300
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                             PAUL L. REYNOLDS, ESQ.
                              FIFTH THIRD BANCORP
                            38 FOUNTAIN SQUARE PLAZA
                             CINCINNATI, OHIO 45263
                                 (513) 579-5300
                (NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE
               NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                          COPIES OF COMMUNICATIONS TO:

             RICHARD G. SCHMALZL, ESQ.                             PETER H. DARROW, ESQ.
               GWEN M. MORRIS, ESQ.                         CLEARY, GOTTLIEB, STEEN & HAMILTON
              GRAYDON, HEAD & RITCHEY                                 1 LIBERTY PLAZA
              1900 FIFTH THIRD CENTER                            NEW YORK, NEW YORK 10006
                 511 WALNUT STREET                                 PHONE: (212) 225-2000
              CINCINNATI, OHIO 45202                                FAX: (212) 225-3999
               PHONE: (513) 621-6464
                FAX (513) 651-3836

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

==============================================================================================================================
                                                             PROPOSED MAXIMUM       PROPOSED MAXIMUM
       TITLE OF EACH CLASS              AMOUNT TO BE        OFFERING PRICE PER     AGGREGATE OFFERING         AMOUNT OF
  OF SECURITIES TO BE REGISTERED       REGISTERED(1)             UNIT(2)                PRICE(2)         REGISTRATION FEE(2)
------------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value........    2,200,000 shares            $57.15            $125,730,000.00           $37,090.35
==============================================================================================================================

(1) The number of shares of the registrant's common stock being registered reflects the registrant's three-for-two stock split declared on March 17, 1998 and payable on April 15, 1998 (the "1998 Fifth Third Stock Split").

(2) Estimated solely for the purpose of computing the registration fee based upon the average of the high and low prices of the common stock, no par value, of the registrant as reported on the Nasdaq National Market on April 8, 1998 (as adjusted to reflect the 1998 Fifth Third Stock Split), in accordance with Rule 457(c) of the General Rules and Regulations under the Securities Act of 1933, as amended.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED APRIL 13, 1998

PROSPECTUS

                                2,200,000 SHARES

                                FIFTH THIRD LOGO

                              FIFTH THIRD BANCORP

                                  COMMON STOCK
                            ------------------------

     This Prospectus relates to the offer and sale (the "Offering") by Fifth Third Bancorp ("Fifth Third"), an Ohio corporation, of 2,200,000 shares of its common stock, no par value (the "Common Stock").

     The Common Stock is traded on the Nasdaq National Market under the symbol "FITB." The last reported sale price of the Common Stock on the Nasdaq National
Market on April   , 1998 was $          per share.
                            ------------------------

     THE SHARES OF FIFTH THIRD COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

==================================================================================================================
                                                                 UNDERWRITING
                                      PRICE TO                  DISCOUNTS AND                 PROCEEDS TO
                                       PUBLIC                   COMMISSIONS(1)               FIFTH THIRD(2)
------------------------------------------------------------------------------------------------------------------
Per Share..................              $                            $                            $
------------------------------------------------------------------------------------------------------------------
Total......................              $                            $                            $
==================================================================================================================

(1) For information regarding indemnification of the Underwriters, see "Underwriting."

(2) Before deducting expenses estimated at $          payable by Fifth Third.
                            ------------------------

     THE SHARES OF COMMON STOCK ARE BEING OFFERED BY THE SEVERAL UNDERWRITERS NAMED HEREIN, SUBJECT TO PRIOR SALE, WHEN, AS AND IF ACCEPTED BY THEM AND SUBJECT TO CERTAIN CONDITIONS. IT IS EXPECTED THAT CERTIFICATES FOR THE SHARES OF COMMON STOCK OFFERED HEREBY WILL BE AVAILABLE FOR DELIVERY ON OR ABOUT
               , 1998 AT THE OFFICE OF SMITH BARNEY INC., 333 WEST 34TH STREET, NEW YORK, NEW YORK 10001.
                            ------------------------

SALOMON SMITH BARNEY
                                GOLDMAN, SACHS & CO.
                                                        J.P. MORGAN & CO.

DONALDSON, LUFKIN & JENRETTE  MERRILL LYNCH & CO.  NATIONSBANC MONTGOMERY  THE OHIO COMPANY
  SECURITIES CORPORATION                               SECURITIES LLC

            , 1998

                             AVAILABLE INFORMATION

     Fifth Third is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by Fifth Third can be inspected and copied at Room 1024 of the Offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices in New York (7 World Trade Center, 13th Floor, New York, New York 10048) and Chicago (Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511), and copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Fifth Third files its reports, proxy statements and other information with the Commission electronically, and the Commission maintains a website located at http://www.sec.gov containing such information.

     Fifth Third has filed a Registration Statement on Form S-3 together with all amendments and exhibits thereto with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement, including any amendments, schedules and exhibits thereto, is available for inspection and copying as set forth above. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein include all material terms of such contracts or other documents but are not necessarily complete, and in each instance reference is made to the copy of any such contract or other document which may have been filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     Fifth Third Common Stock is traded on the Nasdaq National Market under the symbol "FITB." Documents filed by Fifth Third with the Commission also can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed by Fifth Third with the Commission are hereby incorporated into this Prospectus by reference:

          (a) Fifth Third's Annual Report on Form 10-K for the year ended December 31, 1997;

          (b) Fifth Third's Proxy Statement dated February 9, 1998; and

          (c) Fifth Third's Current Report on Form 8-K filed March 17, 1998.

     In addition, all subsequent documents filed with the Commission by Fifth Third pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents (excluding exhibits unless specifically incorporated therein) are available without charge upon written or oral request from Paul L. Reynolds, Assistant Secretary, Fifth Third Bancorp, Fifth Third Center, Cincinnati, Ohio 45263 (telephone number: (513) 579-5300).

                        CAUTIONARY STATEMENT CONCERNING
                          FORWARD-LOOKING INFORMATION

     This Prospectus (including information included or incorporated by reference herein) contains or may contain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Fifth Third, including statements preceded by, followed by or that include the words, "believes," "expects," "anticipates" or similar expressions. These forward-looking statements involve certain risks and uncertainties and may relate to future operating results of Fifth Third and the companies it is acquiring, as described herein under "RECENT TRANSACTIONS." Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) expected cost savings from the acquisitions not being fully realized or realized within the expected time frame; (2) revenues following the acquisitions being lower than expected; (3) a significant increase in competitive pressures among depository and other financial institutions; (4) costs or difficulties related to the integration of the acquired business being greater than expected; (5) changes in the interest rate environment resulting in reduced margins; (6) general economic or business conditions, either nationally or in the states in which Fifth Third will be doing business, being less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit; (7) legislative or regulatory changes adversely affecting the businesses in which Fifth Third will be engaged; and (8) changes in the securities markets.

                               PROSPECTUS SUMMARY

     The following is a summary of certain information contained elsewhere in this Prospectus and the documents incorporated herein by reference. This summary is not intended to be a summary of all information relating to the Offering and should be read in conjunction with, and is qualified in its entirety by reference to, the more detailed information contained elsewhere in this Prospectus, including the documents incorporated by reference in this Prospectus.

FIFTH THIRD

     Fifth Third is a multi-bank holding company which conducts its principal activities through its banking and non-banking subsidiaries. Fifth Third's nine affiliate banks and other subsidiaries focus on four key businesses: Commercial Banking, Retail Banking, Investment Advisory Services and Data Processing. Commercial Banking offers a full range of financial products and services to business and government customers, including commercial loans and leases, deposit accounts, cash management services, international letters of credit, foreign exchange, venture capital investment, merger and acquisition services and business banking software designed to automate financial reporting. Retail Banking provides a full range of consumer financial services, including deposit products, residential mortgages, prime home equity loans, credit cards, automobile loans and leases and insurance sales, through 410 banking centers located in Ohio, Kentucky, Indiana and Florida. Fifth Third Investment Advisors, one of the largest money managers in the region, provides a full range of investment and financial services for individual, institutional and not-for-profit clients, including investment management, trust, private banking, brokerage and Fifth Third's proprietary family of mutual funds, the Fountain Square(R) Funds. Midwest Payment Systems, Inc. ("MPS"), Fifth Third's data processing subsidiary, is one of the leading national providers of electronic funds transfer services and merchant transaction processing. MPS also operates the Jeanie(R) automated teller machine ("ATM") network, a growing point-of-sale business, and provides Fifth Third's affiliate banks with leading-edge processing capabilities. See "BUSINESS OF FIFTH THIRD."

     Fifth Third's principal executive offices are located at Fifth Third Center, 38 Fountain Square Plaza, Cincinnati, Ohio 45263, and its telephone number is (513) 579-5300.

THE OFFERING

Common Stock offered by Fifth Third.............  2,200,000 shares
Common Stock to be outstanding
  immediately after this Offering...............  235,330,522 shares(1)
Use of proceeds.................................  Fifth Third intends to use the net proceeds from the Offering for general corporate purposes. See
                                                  "USE OF PROCEEDS."
Nasdaq National Market symbol...................  FITB

---------------

(1) Based on shares of Fifth Third Common Stock outstanding as of March 31, 1998. Excludes (i) 16,997,653 shares of Common Stock reserved for issuance under Fifth Third's stock option plans under which options for 9,244,653 shares are outstanding and (ii) approximately 31,193,165 shares of Common Stock expected to be issued in Fifth Third's pending acquisitions as described under "RECENT TRANSACTIONS."

RECENT TRANSACTIONS

     Fifth Third's strategy for growth includes strengthening its presence in its core markets, expanding into contiguous markets and broadening its product offerings. Consistent with this strategy, Fifth Third entered into agreements to acquire The Ohio Company, a provider of broker/dealer investment banking and investment advisory services, State Savings Company, a Columbus, Ohio based savings and loan holding company, and CitFed Bancorp, Inc., a Dayton, Ohio based savings and loan holding company. Fifth Third believes that these acquisitions will further strengthen its competitive position in these two major Ohio markets and will broaden the financial services it can offer to its customers. See "RECENT TRANSACTIONS."

     Consummation of this Offering is not subject to the consummation of any such pending acquisitions.

                            BUSINESS OF FIFTH THIRD

     Fifth Third is an Ohio multi-bank holding company registered under the Bank Holding Company Act of 1956 (the "Bank Holding Company Act") and subject to regulation by the Federal Reserve Board. Headquartered in Cincinnati, Ohio, Fifth Third operates nine affiliate banks in Ohio, Kentucky, Indiana and Florida. Fifth Third has a decentralized affiliate bank structure which helps to promote a customer-responsive and sales-oriented culture.

     Fifth Third believes it has consistently delivered superior financial performance, and it is recognized as one of the most efficient commercial banking organizations in the United States. In 1997, Fifth Third's annual net income increased for the 24th consecutive year. From 1992 to 1997, Fifth Third delivered over 15% compounded annual growth in earnings per share. For the year ended December 31, 1997, Fifth Third had a return on average assets of 1.96%, a return on average equity of 19.6% and an industry-leading overhead ratio of 41%. At December 31, 1997, Fifth Third had consolidated total assets of $21.4 billion, consolidated total deposits of $14.9 billion and consolidated total stockholders' equity of $2.3 billion. Fifth Third's market capitalization as of March 31, 1998 was approximately $13.3 billion.

     Fifth Third engages primarily in four lines of business: Commercial Banking, Retail Banking, Investment Advisory Services and Data Processing. Fifth Third's Commercial Banking Group offers services and products to business and government customers. These services and products include commercial loans and leases, deposit accounts, cash management services, international letters of credit, foreign exchange, venture capital investment, merger and acquisition services and business banking software designed to automate financial reporting. Furthermore, Fifth Third effectively leverages its commercial banking presence by cross-selling investment services. Fifth Third's Commercial Banking Group focuses on providing credit services to middle market clients and is one of the top 10 bank lessors in the United States. In 1997, Fifth Third's Commercial Banking Group generated revenues of $373.2 million and net income of $146.0 million, and its commercial loan and lease portfolio aggregated approximately $6.6 billion at year end.

     Fifth Third's Retail Banking Group provides a full range of consumer financial services, including deposit products, residential mortgages, prime home equity loans, credit cards, automobile loans and leases and insurance sales. All of Fifth Third's retail banking services are provided through a variety of delivery channels that include 410 full-service offices, 1,000 ATMs, telephone banking and electronic payment services. Fifth Third was one of the pioneers of supermarket banking and has 100 Bank Mart(R) locations open seven days a week inside select grocery stores. Fifth Third believes that its decentralized affiliate bank structure enhances its ability to originate consumer assets, as demonstrated by a 32% increase to $920 million in the home equity loan portfolio from 1996 to 1997. In 1997, Fifth Third's Retail Banking Group generated revenues of $591 million and net income of $176.1 million, and its consumer loan and lease portfolio aggregated approximately $6.9 billion at year end.

     Fifth Third Investment Advisors works to build wealth for its individual, institutional and not-for-profit clients, including employee benefit plans, foundations and endowments, by providing a full range of investment and financial services. These services include investment management, trust, private banking and brokerage. As a result of Fifth Third's continued growth in its existing and new markets, Fifth Third managed over $13.1 billion in assets at December 31, 1997. In addition, Fifth Third had over $117.3 billion of total assets under care at year end. Fifth Third's proprietary family of mutual funds, the Fountain Square(R) Funds, had $3.1 billion in assets under management at December 31, 1997. In 1997, Fifth Third Investment Advisors generated revenues of $106.9 million and net income of $40.5 million.

     Fifth Third's Data Processing Services are delivered by MPS throughout the United States. MPS has three primary product lines: ATM processing, card products (including debit cards) and merchant processing. MPS provides ATM processing for approximately 600 financial institution customers and for Fifth Third's proprietary Jeanie(R) ATM network. In merchant processing, MPS processes credit card transactions for over 41,000 retail merchant locations through point-of-sale device support, authorization processing, local, regional and national gateway access, network management, back-office automation support and comprehensive reporting software. In 1997, MPS was ranked among the top three electronic funds transfer processors and among the top 10 merchant transaction processors in the United States. MPS' technological capabilities and processing capacity also contribute to the efficiency of Fifth Third's banking businesses. Since 1994, MPS has generated compounded annual revenue and net income growth of over 20%. In 1997, MPS generated revenues of $120.0 million and net income of $34.6 million.

     Fifth Third is a corporate entity legally separate and distinct from its affiliates. The principal source of Fifth Third's income is dividends from its affiliates. There are certain regulatory restrictions as to the extent to which Fifth Third's banking affiliates can pay dividends or otherwise supply funds to Fifth Third. See "DESCRIPTION OF CAPITAL STOCK."

                              RECENT TRANSACTIONS

     Fifth Third's strategy for growth includes strengthening its presence in its core markets, expanding into contiguous markets and broadening its product offerings. Consistent with this strategy, Fifth Third has entered into agreements to acquire The Ohio Company, State Savings Company and CitFed Bancorp, Inc. All three of these acquisitions are expected to be completed in the second quarter of 1998. Fifth Third believes it has an excellent track record in integrating acquired businesses. Since 1989, Fifth Third has completed 18 acquisitions, which have contributed to its growth, and Fifth Third continues to explore acquisition opportunities that would meet its objectives. There can be no assurances that Fifth Third will successfully complete these pending acquisitions or any future acquisitions.

THE OHIO COMPANY

     On December 22, 1997, Fifth Third agreed to acquire The Ohio Company, a full service provider of broker/dealer, investment banking and investment advisory services through 48 offices in Ohio, Michigan, Indiana, West Virginia and Florida. The Ohio Company also manages over $1 billion in assets in its proprietary family of six mutual funds, and an additional $1 billion in asset management accounts through its personal, employee benefit and not-for-profit trustee relationships. Fifth Third believes that The Ohio Company's investment banking, debt financing, mutual fund product line and 80,000 client relationships will broaden its product line and client reach within its key Midwestern markets. Together, Fifth Third Investment Advisors and The Ohio Company will have over $16.0 billion in assets under management, over $4.0 billion invested in their respective families of mutual funds and over 155,000 client relationships.

     In connection with the acquisition of The Ohio Company, Fifth Third will exchange all of the outstanding shares of capital stock of The Ohio Company for shares of Fifth Third Common Stock having a fair market value of $80.0 million. Fifth Third anticipates that approximately 1,500,000 shares of Fifth Third Common Stock will be issued to the shareholders of The Ohio Company pursuant to the merger. Fifth Third expects that its acquisition of The Ohio Company will be accounted for as a purchase.

STATE SAVINGS COMPANY

     On January 2, 1998, Fifth Third agreed to acquire State Savings Company ("State Savings"), a savings and loan holding company based in Columbus, Ohio, which owns State Savings Bank, F.S.B. and certain related subsidiaries. As of December 31, 1997, State Savings had total assets of $2.8 billion and total deposits of $2.3 billion. As a result of the acquisition, Fifth Third will operate 82 retail banking centers in the Columbus, Ohio market and will enter the attractive Arizona market with 10 branch offices, $481.1 million in total assets and $424 million in total deposits at December 31, 1997. Pro forma for the acquisition, Fifth Third will have a 15% deposit market share in Columbus, Ohio.

     Fifth Third believes that this in-market merger presents significant opportunities for cost savings through consolidation, growth and increased competitiveness for Fifth Third's Columbus banking affiliate. Fifth Third also anticipates that this merger will greatly enhance its ability to provide full-service banking to more customers and to cross-sell its retail, commercial, consumer lending, trust, investment, brokerage and data processing services to former State Savings customers.

     Fifth Third is expected to issue approximately 16,625,340 shares of Fifth Third Common Stock in the merger. Based on the fair market value per share of Fifth Third Common Stock as of April 9, 1998, such shares would have an aggregate value of approximately $955 million. Fifth Third expects that its acquisition of State Savings will be accounted for as a pooling-of-interests.

CITFED BANCORP, INC.

     On January 13, 1998, Fifth Third agreed to acquire CitFed Bancorp, Inc. ("CitFed Bancorp"), a savings and loan holding company based in Dayton, Ohio which owns Citizens Federal Bank, F.S.B. and certain related subsidiaries. As of December 31, 1997, CitFed Bancorp had total assets of $3.5 billion and total deposits of $1.9 billion. Upon completion of the merger, Fifth Third will operate 72 banking centers and will be the largest banking organization in the Dayton, Ohio marketplace with combined assets of $5.3 billion and total deposits of $3.5 billion and will have a 25% deposit market share. Fifth Third believes that the acquisition of CitFed Bancorp will permit aggressive expansion of Fifth Third's product line within the fourth largest market in Ohio, representing a population of over one million people. In addition, the acquisition of CitFed Bancorp will add over 110,000 new checking account relationships and significant loan origination capacity through a network of 15 loan production offices in Fifth Third's core markets, including offices in Dayton, Columbus and Cincinnati, Ohio, Lexington and Louisville, Kentucky and Indianapolis, Indiana.

     Fifth Third is expected to issue approximately 13,067,825 shares of Fifth Third Common Stock in the merger. Based on the fair market value per share of Fifth Third Common Stock as of April 9, 1998, such shares would have an aggregate value of approximately $750 million. Fifth Third expects that its acquisition of CitFed Bancorp will be accounted for as a pooling-of-interests.

     Pro forma for the acquisitions described above, Fifth Third would have total deposits of $19.1 billion and total assets of $27.9 billion as of December 31, 1997. This Offering will be consummated prior to the closing of any of these acquisitions and there can be no assurance that any or all of these acquisitions will be closed successfully.

                                USE OF PROCEEDS

     The net proceeds (after deducting estimated expenses and underwriting discounts and commissions) to Fifth Third from the sale of the shares of Common
Stock offered hereby are estimated to be $          .

     The net proceeds from the sale of the Common Stock will be used by Fifth Third as working capital for general corporate purposes. The Offering will also facilitate Fifth Third's ability to account for the acquisition of State Savings and/or the acquisition of CitFed Bancorp as a pooling-of-interests, although the Offering is not conditioned upon the completion of either of these acquisitions.

                     MARKET PRICE AND DIVIDEND INFORMATION

     The following table sets forth, for the periods indicated, the high and low sales prices of the Common Stock as reported on the Nasdaq National Market.

                                                               FIFTH THIRD COMMON STOCK(1)
                                                              -----------------------------
                                                                                  DIVIDENDS
                                                               HIGH      LOW      DECLARED
                                                              ------    ------    ---------
1996
     First Quarter..........................................  $26.45    $19.33     $0.116
     Second Quarter.........................................   25.83     22.00      0.116
     Third Quarter..........................................   25.95     22.11      0.129
     Fourth Quarter.........................................   33.00     25.55      0.129
1997
     First Quarter..........................................   39.78     27.00      0.129
     Second Quarter.........................................   38.05     30.95      0.147
     Third Quarter..........................................   44.33     36.33      0.147
     Fourth Quarter.........................................   55.67     41.08      0.147
1998
     First Quarter..........................................   58.83     49.50      0.170
     Second Quarter (through April 9, 1998).................   59.50     56.17      --

---------------

(1) Per share amounts of the Common Stock reflect the three-for-two stock split effected in the form of a stock dividend declared March 17, 1998 and distributed on April 15, 1998.

     On March 31, 1998, there were approximately 16,443 holders of record of Common Stock.

                                 CAPITALIZATION

     The following table sets forth the capitalization of Fifth Third as of December 31, 1997, adjusted pro forma to give effect to the pending acquisitions described under "Recent Transactions" and as adjusted to give effect to the sale of the shares of Common Stock offered hereby at an assumed offering price of $57.42 per share (based on the closing price on the Nasdaq National Market on April 9, 1998), after deducting estimated underwriting discounts and commissions and offering expenses payable by Fifth Third.

                                                                     DECEMBER 31, 1997
                                                          ---------------------------------------
                                                          ACTUAL(1)    PRO FORMA(2)   AS ADJUSTED
                                                          ----------   ------------   -----------
                                                                      (IN THOUSANDS)
Total long-term debt....................................  $  457,878    $1,320,743    $1,320,743
Stockholders' equity:
  Common stock..........................................     516,898       586,147       591,031
  Capital surplus.......................................     483,054       474,921       481,164
  Retained earnings.....................................   1,376,152     1,790,414     1,790,414
  Unrealized gains on securities available for sale.....      90,876        94,254        94,254
  Treasury stock........................................    (189,569)     (111,789)           --
                                                          ----------    ----------    ----------
Total stockholders' equity..............................   2,277,411     2,833,947     2,956,863
                                                          ----------    ----------    ----------
Total capitalization....................................   2,735,289     4,154,690     4,277,606
                                                          ==========    ==========    ==========
CAPITAL RATIOS:
Tier 1 risk-adjusted....................................       12.09%        12.43%        13.01%
Total risk-adjusted capital.............................       14.70         14.80         15.38
Tier 1 leverage capital.................................       10.16          9.57          9.98

---------------

(1) Stockholders' equity adjusted to reflect the three-for-two stock split effected in the form of a stock dividend declared on March 17, 1998 and distributed April 15, 1998.

(2) Assumes issuance of approximately 1,500,000 shares of Fifth Third Common Stock to effect the purchase of the Ohio Company, and the issuance of 16,625,340 and 13,067,825 shares of Fifth Third Common Stock to effect the mergers of State Savings and CitFed Bancorp, respectively, into Fifth Third, which mergers will be accounted for as pooling-of-interests.

                       SELECTED HISTORICAL FINANCIAL DATA

     The following table sets forth certain historical financial data concerning Fifth Third for the five years ended December 31, 1997. All information is based on information contained in Fifth Third's 1997 Annual Report to Stockholders which is incorporated by reference in Fifth Third's Annual Report on Form 10-K for the year ended December 31, 1997. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                                                                YEARS ENDED DECEMBER 31,
                                             --------------------------------------------------------------
                                                1997         1996         1995         1994         1993
                                             ----------   ----------   ----------   ----------   ----------
                                                        (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
SUMMARY OF OPERATIONS:
Interest income............................  $1,478,388   $1,385,113   $1,173,165   $  922,301   $  812,914
Interest expense...........................     733,426      695,869      609,733      405,548      339,399
                                             ----------   ----------   ----------   ----------   ----------
Net interest income........................     744,962      689,244      563,432      516,753      473,515
Provision for credit losses................      80,342       64,014       42,962       35,780       48,037
                                             ----------   ----------   ----------   ----------   ----------
Net interest income after provision for
  credit losses............................     664,620      625,230      520,470      480,973      425,478
Other operating income.....................     445,461      368,415      305,715      255,908      231,150
Operating expenses (1).....................     506,158      493,330      395,617      371,545      352,720
                                             ----------   ----------   ----------   ----------   ----------
Income before income taxes.................     603,923      500,315      430,568      365,336      303,908
Applicable income taxes....................     202,686      165,256      142,883      120,877       97,673
                                             ----------   ----------   ----------   ----------   ----------
Net income.................................     401,237      335,059      287,685      244,459      206,235
                                             ==========   ==========   ==========   ==========   ==========
COMMON SHARE DATA: (2)
Earnings per share.........................  $     1.73   $     1.43   $     1.29   $     1.13   $      .97
Diluted earnings per share.................        1.69         1.41         1.26         1.10          .95
Cash dividends declared per share..........        .569         .489         .427         .356         .302
Book value at period end...................        9.78         9.00         7.63         6.40         5.91
Average shares outstanding (000's).........     232,655      233,987      222,479      217,305      211,440
Average diluted shares outstanding
  (000's)..................................     236,526      239,405      230,945      225,873      220,517

---------------

(1) Operating expenses for 1996 include the impact of the special SAIF assessment of $16.6 million pretax ($10.8 million after tax or $.04 per share).

(2) Per share amounts and shares outstanding reflect the three-for-two stock split effected in the form of a stock dividend declared March 17, 1998 and distributed on April 15, 1998.

                                                                YEARS ENDED DECEMBER 31,
                                             --------------------------------------------------------------
                                                1997         1996         1995         1994         1993
                                             ----------   ----------   ----------   ----------   ----------
                                                        (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
FINANCIAL CONDITION AT PERIOD END:
Securities.................................  $6,469,313   $6,400,685   $4,338,269   $3,637,035   $2,674,468
Loans and Leases...........................  13,438,717   12,514,792   11,690,643   10,286,457    9,566,898
Assets.....................................  21,375,054   20,548,998   17,052,883   14,957,009   13,128,544
Deposits...................................  14,914,132   14,374,656   12,485,780   10,630,878    9,477,306
Short-Term Borrowings......................   3,060,931    3,265,432    2,005,495    2,452,218    1,691,744
Long-Term Debt and Convertible Subordinated
  Notes....................................     457,878      277,661      425,396      178,713      407,864
Stockholders' Equity.......................   2,277,411    2,144,125    1,724,575    1,398,774    1,277,660
AVERAGE BALANCES DURING THE PERIOD:
Securities.................................  $6,355,035   $5,905,341   $4,280,773   $3,101,320   $2,365,897
Loans and Leases...........................  12,783,555   12,304,544   10,960,757    9,902,901    8,869,432
Assets.....................................  20,460,460   19,480,238   16,166,207   13,829,341   12,041,054
Deposits...................................  14,193,072   13,960,186   11,257,248    9,997,710    8,961,228
Short-Term Borrowings......................   3,283,835    2,780,806    2,669,477    1,967,819    1,365,070
Long Term Debt and Convertible Subordinated
  Notes....................................     417,823      342,187      290,824      249,612      343,617
Stockholders' Equity.......................   2,052,081    1,946,435    1,586,722    1,314,341    1,157,412
RATIOS:
PROFITABILITY RATIOS:
Return on average assets (1)...............        1.96%        1.72%        1.78%        1.77%        1.71%
Return on average stockholders' equity
  (1)......................................        19.6         17.2         18.1         18.6         17.8
Net interest margin........................        4.11         3.99         3.90         4.16         4.39
Overhead ratio (1)(2)......................        41.0         45.0         43.9         46.6         48.6
Other operating income to total income
  (3)......................................        37.1         34.6         34.8         33.1         32.2
CAPITAL RATIOS:
Average stockholders' equity to average
  assets...................................       10.03%        9.99%        9.82%        9.50%        9.61%
Tier 1 risk-adjusted capital...............       12.09         11.3        11.03        11.26        11.50
Total risk adjusted capital................       14.70         14.0        14.33        13.21        13.85
Tier 1 leverage............................       10.16         9.22         9.47         9.62         9.59
RATIO OF EARNINGS TO FIXED CHARGES (4)
Including deposit interest.................        1.82x        1.71x        1.70x        1.89x        1.89x
Excluding deposit interest.................        3.92         3.93         3.49         4.75         5.77
CREDIT QUALITY RATIOS:
Reserve for credit losses to nonperforming
  assets...................................      516.84%      531.48%      436.06%      570.50%      362.84%
Reserve for credit losses to loans and
  leases outstanding.......................        1.50         1.50         1.50         1.52         1.51
Net charge-offs to average loans and leases
  outstanding..............................         .54          .49          .27          .18          .31
Nonperforming assets to loans, leases and
  other real estate owned..................         .29          .28          .35          .27          .42

---------------

(1) Operating expenses for 1996 include the impact of the special SAIF assessment of $16.6 million pretax ($10.8 million after tax or $.04 per share). For comparability, excluding the impact of this assessment, return on average assets, return on average equity and the overhead ratio would have been 1.78%, 17.8% and 43.5%, respectively.

(2) Operating expenses divided by the sum of taxable equivalent net interest income and other operating income.

(3) Other operating income excluding securities gains and losses as a percent of net interest income and other operating income excluding securities gains and losses.

(4) Earnings represent income before income taxes plus fixed charges. Fixed charges include interest expense and the proportion deemed representative of the interest factor of rental expense.

                          DESCRIPTION OF CAPITAL STOCK

     Fifth Third is authorized to issue 300,000,000 shares of Fifth Third Common Stock, no par value, and 500,000 shares of preferred stock, no par value ("Fifth Third Preferred Stock"). As of March 31, 1998, Fifth Third had outstanding 233,130,522 shares of Fifth Third Common Stock and no shares of Fifth Third Preferred Stock. The following summary description of the capital stock of Fifth Third does not purport to be complete and is qualified in its entirety by reference to Fifth Third's Second Amended Articles of Incorporation, as amended, incorporated by reference in Fifth Third's Annual Report on Form 10-K for the year ended December 31, 1997.

COMMON STOCK

     Voting. Under Fifth Third's Second Amended Articles of Incorporation, as amended, the holders of Common Stock have no preemptive rights and the Common Stock has no redemption, sinking fund, or conversion privileges. The holders of Fifth Third Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders. The Code of Regulations of Fifth Third provides for the division of its Board of Directors into three classes of approximately equal size. Directors are elected for three-year terms and the terms of office of approximately one-third of the classified Board of Directors expire each year. The holders of Fifth Third Common Stock have the right to vote cumulatively in the election of directors. Under applicable Ohio law, unless a corporation's articles of incorporation are amended to provide that no stockholder of the corporation may cumulate his or her voting power, each stockholder has the right to vote cumulatively in the election of directors of such corporation if (i) written notice is given by any stockholder of such corporation to the President, a Vice President or the Secretary of such corporation not less than forty-eight hours before the time fixed for holding the meeting at which directors are to be elected, indicating that such stockholder desires that voting for the election of directors be cumulative, and
(ii) announcement of the giving of such notice is made upon the convening of the meeting by the Chairman or the Secretary or by or on behalf of the stockholder giving such notice. In such event, each stockholder will be entitled to cumulate such voting power as he or she possesses and to give one nominee as many votes as the number of directors to be elected multiplied by the number of his or her shares, or to distribute such votes on the same principle among two or more candidates, as each stockholder sees fit.

     Dividends. Holders of Fifth Third Common Stock are entitled to dividends as and when declared by the Board of Directors out of funds legally available for the payment of dividends.

     Most of the revenues of Fifth Third available for payment of dividends derive from amounts paid to it by its subsidiaries. Under applicable banking law, the total of all dividends declared in any calendar year by a national bank or a state-chartered bank may not, without the approval of the Comptroller of the Currency, the Federal Reserve Board, or the FDIC, as the case may be, exceed the aggregate of such bank's net profits (as defined) and retained net profits for the preceding two years.

     The affiliates of Fifth Third include both state and nationally chartered banks. The Comptroller of the Currency and banking authorities of the States of Ohio, Indiana and Kentucky, the principal regulators of such affiliates, have the statutory authority to prohibit a depository institution under their supervision from engaging in what, in their opinion, constitutes an unsafe or unsound practice in conducting its banking or savings association business. The payment of dividends could, depending upon the financial condition of such banking affiliates, be deemed to constitute such an unsafe or unsound practice. No affiliate of Fifth Third has ever been prohibited from declaring dividends or restricted in paying any dividends declared.

     If, in the opinion of the applicable regulatory authority, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from the practice. The Federal Reserve Board has similar authority with respect to bank holding companies. In addition, the Federal Reserve Board, the Comptroller of the Currency and the FDIC have issued policy statements which provide that insured banks and bank holding companies should generally only pay dividends out of current operating earnings. Finally, these and other regulatory authorities have established guidelines with respect to the maintenance of appropriate levels of capital by a bank, bank holding company or savings association under their jurisdiction. Compliance with the standards set forth in such guidelines could limit the amount of dividends which Fifth Third and its banking affiliates may pay.

     Liquidation. In the event of any liquidation, dissolution or winding up of Fifth Third, the holders of Fifth Third Common Stock would be entitled to receive, after payment or provision for payment of all debts and liabilities of Fifth Third (including the payment of all fees, taxes and other expenses incidental thereto), the remaining assets of Fifth Third available for distribution. If Fifth Third Preferred Stock is issued, the holders thereof may have priority over the holders of Fifth Third Common Stock in the event of liquidation or dissolution.

PREFERRED STOCK

     Pursuant to Article Fourth of Fifth Third's Second Amended Articles of Incorporation, as amended, the Board of Directors of Fifth Third may, without further action of the Stockholders, (a) divide into one or more new series the authorized shares of Fifth Third Preferred Stock which have not previously been designated, (b) fix the number of shares constituting any such new series, and
(c) fix the dividend rates, payment dates, whether dividend rights shall be cumulative or non-cumulative, conversion rights, redemption rights (including sinking fund provisions) and liquidation preferences. Except as otherwise provided by law, holders of any series of Fifth Third Preferred Stock shall not be entitled to vote on any matter.

CHANGE OF CONTROL PROVISIONS

     The Second Amended Articles of Incorporation, as amended, and Code of Regulations of Fifth Third contain various provisions which could make more difficult a change in control of Fifth Third or discourage a tender offer or other plan to restructure Fifth Third. Under Fifth Third's Second Amended Articles of Incorporation, as amended, Fifth Third's Board of Directors has the authority to issue 500,000 shares of Fifth Third Preferred Stock and to fix the designations, powers, preferences and rights of such shares and the qualifications, limitations or restrictions applicable thereto.

     Chapter 1704 of the Ohio Revised Code prohibits an "Issuing Public Corporation" from engaging in a "Chapter 1704 Transaction" with an "Interested Shareholder" for a period of three years following the date on which the person became an Interested Shareholder unless, prior to such date, the directors of the Issuing Public Corporation approve either the Chapter 1704 Transaction or the acquisition of shares pursuant to which such person became an Interested Shareholder. Fifth Third is an Issuing Public Corporation for purposes of the statute. An Interested Shareholder is any person who is the beneficial owner of a sufficient number of shares to allow such person, directly or indirectly, alone or with others, including affiliates and associates, to exercise or direct the exercise of 10% of the voting power of the Issuing Public Corporation in the election of directors.

     A Chapter 1704 Transaction includes any merger, consolidation, combination or majority share acquisition between or involving an Issuing Public Corporation and an Interested Shareholder or an affiliate or associate of an Interested Shareholder. A Chapter 1704 Transaction also includes certain transfers of property, dividends and issuance or transfers of shares, from or by an Issuing Public Corporation or a subsidiary of an Issuing Public Corporation to, with or for the benefit of an Interested Shareholder or an affiliate or associate of an Interested Shareholder unless such transaction is in the ordinary course of business of the Issuing Public Corporation on terms no more favorable to the Interested Shareholder than those acceptable to third parties as demonstrated by contemporaneous transactions. Finally, Chapter 1704 Transactions include certain transactions which (a) increase the proportionate share ownership of an Interested Shareholder, (b) result in the adoption of a plan or proposal for the dissolution, winding up of the affairs, or liquidation of the Issuing Public Corporation if such plan is proposed by or on behalf of the Interested Shareholder, or (c) pledge or extend the credit or financial resources of the Issuing Public Corporation to or for the benefit of the Interested Shareholder. After the initial three-year moratorium has expired, an Issuing Public Corporation may engage in a Chapter 1704 Transaction if (a) the acquisition of shares pursuant to which the person became an Interested Shareholder received the prior approval of the board of directors of the Issuing Public Corporation,
(b) the Chapter 1704 Transaction is approved by the affirmative vote of the holders of shares representing at least two-thirds of the voting power of the Issuing Public Corporation and by the holders of shares representing at least a majority of voting shares which are not beneficially owned by an Interested Shareholder or an affiliate or associate of an Interested Shareholder, or (c) the Chapter 1704 Transaction meets certain statutory tests designed to ensure that it be economically fair to all shareholders.

     Ohio law prevents a person, under certain circumstances, from purchasing large amounts of shares of stock of a corporation without shareholder approval. Under Section 1701.831 of the Ohio Revised Code, unless the articles or regulations otherwise provide, any "control share acquisition" of an Issuing Public Corporation can only be made with the prior approval of the corporation's shareholders. A control share acquisition is defined as any acquisition, directly or indirectly (by tender offer, open market purchase, private transaction or otherwise) of shares of a corporation which, when added to all other shares of that corporation owned by the acquiring person, would entitle that person to exercise specified levels of voting power when electing directors. Specifically, unless the provisions of Section 1701.831 have been satisfied, a person may not purchase additional shares of a corporation if that purchase would result in such person holding more than 20%, 33 1/3% or 50% of the voting power. These percentages reflect the Ohio legislature's view that each such acquisition of shares which results in a person's voting power exceeding these levels involves an increase in the ability of a person to control a corporation. These levels of voting power are considered so great that the transaction involved should be considered and approved or rejected by the shareholders.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is the Fifth Third Bank, Cincinnati, Ohio.

                      REGULATION OF FINANCIAL INSTITUTIONS

CAPITAL REQUIREMENTS

     The federal banking regulators have issued regulations to implement certain capital requirements on commercial banks and large bank holding companies, such as Fifth Third. Under these regulations, commercial banks are required to maintain minimum capital ratios of: (i) Tier 1 capital to total assets (a "leverage ratio") in the range of 3% to 5%, (ii) Tier 1 capital of at least 4% of total risk-weighted assets and off-balance sheet exposures, and (iii) "total" capital of at least 8% of total risk-weighted assets and off-balance sheet items. Banks with capital ratios that equal or exceed 5%, 6% and 10% for leverage, Tier 1 risk-based and total risk-based capital ratios, respectively, are generally considered "well capitalized" and enjoy certain regulatory advantages. Tier 1 capital generally consists of common stockholders' equity, retained income and certain noncumulative perpetual preferred stock and related income, except that no intangibles and certain purchased mortgage servicing rights and purchased credit card relationships may be included in capital. "Total capital" means Tier 1 capital plus "Tier 2 capital," provided that the amount of Tier 2 capital may not exceed the amount of Tier 1 capital, less certain assets. The components of Tier 2 capital include certain permanent and maturing capital instruments that do not qualify as Tier 1 capital and general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets.

     The Federal Reserve Board has established capital requirements for bank holding companies that generally parallel the capital requirements for commercial banks.

     Fifth Third and each of its subsidiary banks are in compliance with current capital requirements. As of December 31, 1997, Fifth Third had a leverage ratio of 10.16%, its Tier 1 risk-based capital ratio was 12.09% and its total risk-based capital ratio was 14.70%.

GENERAL REGULATION OF BANK HOLDING COMPANIES

     Fifth Third is extensively regulated under both federal and state law. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions.

     As a bank holding company, Fifth Third is registered with and subject to regulation by the Federal Reserve Board. A bank holding company is required to file with the Federal Reserve Board an annual report and such additional information as the Federal Reserve Board may require pursuant to the Bank Holding Company Act.

     The Federal Reserve Board also makes examinations of bank holding companies. The Bank Holding Company Act requires each bank holding company to obtain the prior approval of the Federal Reserve Board before it may acquire substantially all of the assets of any bank, or before it may acquire ownership or control of any voting shares of any company if, after such acquisition, it would own or control directly or indirectly, more than 5% of the voting shares of such bank or company.

     The Bank Holding Company Act also restricts the types of businesses and operations in which a bank holding company and its subsidiaries (other than bank subsidiaries) may engage. Generally, permissible activities are limited to banking and activities found by the Federal Reserve Board to be closely related to banking.

GENERAL REGULATION OF COMMERCIAL BANKS

     The operations of the subsidiary banks of Fifth Third are subject to requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services which may be offered. Various consumer laws and regulations also affect the operations of these banking subsidiaries.

     National banks are subject to the supervision of and are regularly examined by the Comptroller of the Currency. In addition, national banks are, and state-chartered banks may be, members of the Federal Reserve System and their deposits are insured by the FDIC. As such, banks also may be subject to examination by those agencies. State chartered banking corporations are subject to federal and state regulation of their business and activities, including, in the case of banks chartered in Ohio, by the Ohio Division of Financial Institutions, in the case of banks chartered in Kentucky, by the Kentucky Department of Financial Institutions, and in the case of banks chartered in Indiana, by the Indiana Department of Financial Institutions.

                                  UNDERWRITING

     Upon the terms and subject to the conditions stated in the Underwriting Agreement dated the date hereof, each of the underwriters (the "Underwriters") named below has severally agreed to purchase, and Fifth Third has agreed to sell to such Underwriter, the number of shares of Common Stock set forth opposite the name of such Underwriter.

                   NAME OF UNDERWRITER                      NUMBER OF SHARES
                   -------------------                      ----------------
Smith Barney Inc..........................................
Goldman, Sachs & Co.......................................
J. P. Morgan Securities Inc...............................
Donaldson, Lufkin & Jenrette Securities Corporation.......
Merrill Lynch & Co, Merrill Lynch, Pierce, Fenner & Smith
  Incorporated............................................
NationsBanc Montgomery Securities LLC.....................
The Ohio Company..........................................
                                                               ----------
          Total...........................................
                                                               ==========

     The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby if any such shares are taken.

     The Underwriters propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price which represents a concession
not in excess of $          per share under the public offering price. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $          per share to certain other dealers. After the initial offering of shares to the public, the public offering price and such concessions may be changed by the Underwriters.

     Fifth Third has agreed that it will not, without the prior written consent of Smith Barney Inc., for a period of 90 days after the date of this Prospectus, offer, sell or contract to sell, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by Fifth Third or any affiliate of Fifth Third or any person in privity with Fifth Third or any affiliate of Fifth Third), directly or indirectly, or announce the offering of, any other shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock (except for the issuance of shares of Common Stock pursuant to existing stock option, purchase and compensation plans, or upon conversion of any currently outstanding convertible securities or the issuance of shares of Common Stock as consideration for the acquisition of one or more businesses including the acquisitions of The Ohio Company, State Savings and CitFed Bancorp), or sell or grant options, rights or warrants with respect to any shares of Common Stock (other than the grant of options pursuant to existing stock option, purchase and compensation plans), otherwise than in accordance with this Agreement or as contemplated in the Prospectus.

     Fifth Third and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     The Underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids for and purchase of the Common Stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market in order to cover syndicate short positions. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the Common Stock originally sold by such syndicate member is purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     The Underwriters have from time to time performed various investment banking services for Fifth Third and its affiliates, and received customary compensation therefor. In addition, Fifth Third has agreed to acquire The Ohio Company, an entity serving as an Underwriter, as described under "RECENT TRANSACTIONS."

                                 LEGAL MATTERS

     The authorization and the issuance of the shares of Common Stock offered hereby will be passed upon for Fifth Third by Graydon, Head & Ritchey, Cincinnati, Ohio. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York.

                                    EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference from Fifth Third Bancorp's Annual Report on Form 10-K for the year ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

======================================================
  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FIFTH THIRD OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE OR TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     3
Cautionary Statement Concerning
  Forward-Looking Information.........     3
Prospectus Summary....................     4
Business of Fifth Third...............     5
Recent Transactions...................     6
Use of Proceeds.......................     7
Market Price and Dividend
  Information.........................     8
Capitalization........................     9
Selected Historical Financial Data....    10
Description of Capital Stock..........    12
Regulation of Financial
  Institutions........................    14
Effect of Governmental Policies.......
Underwriting..........................    15
Legal Matters.........................    16
Experts...............................    16

============================================

======================================================

                                2,200,000 SHARES

                              FIFTH THIRD BANCORP

                                  COMMON STOCK

                                FIFTH THIRD LOGO
             ------------------------------------------------------
                                   PROSPECTUS

                                           , 1998
             ------------------------------------------------------
                              SALOMON SMITH BARNEY

                              GOLDMAN, SACHS & CO.

                               J. P. MORGAN & CO.

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                              MERRILL LYNCH & CO.

                             NATIONSBANC MONTGOMERY
                                 SECURITIES LLC

                                THE OHIO COMPANY

======================================================

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is an itemized statement of the fees and expenses (all but the Commission fees are estimates) in connection with the issuance and distribution of the shares of Common Stock being registered hereunder. All such fees and expenses shall be borne by Fifth Third.

Commission registration fees................................  $ 37,090
Nasdaq National Market listing fee..........................    17,500
Blue Sky fees and expenses..................................     *
Printing and engraving expenses.............................     *
Transfer agent and registrar fee and expenses...............     *
Attorneys fees and expenses.................................     *
Accounting fees and expenses................................     *
Miscellaneous...............................................     *
                                                              --------
          Total.............................................     *
                                                              ========

---------------

* To be provided by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 1701.13(E) of the Ohio Revised Code provides that a corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful. Section 1701.13(E)(2) further specifies that a corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of (a) any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent, that the court of common pleas or the court in which such action or suit was brought determines, upon application, that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper, and (b) any action or suit in which the only liability asserted against a director is pursuant to Section 1701.95 of the Ohio Revised Code concerning unlawful loans, dividends and distribution of assets. In addition, Section 1701.13(E) requires a corporation to pay any expenses, including attorney's fees, of a director in defending an action, suit, or proceeding referred to above as they are incurred, in advance of the final disposition of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the director in which he agrees to both (i) repay such amount if it is proved by clear and convincing evidence that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation and (ii) reasonably cooperate with the corporation concerning the action, suit, or proceeding. The indemnification provided by Section 1701.13(E) shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under the Second Amended Articles of Incorporation or Code of Regulations of Fifth Third.

     The Code of Regulations of Fifth Third provides that Fifth Third shall indemnify each director and each officer of Fifth Third, and each person employed by Fifth Third who serves at the written request of the President of Fifth Third as a director, trustee, officer, employee or agent of another corporation, domestic or foreign, nonprofit or for profit, to the full extent permitted by Ohio law. Fifth Third may indemnify assistant officers, employees and others by action of the Board of Directors to the extent permitted by Ohio law.

     Fifth Third carries directors' and officers' liability insurance coverage which insures its directors and officers and the directors and officers of its subsidiaries in certain circumstances.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

DOCUMENT                                                      EXHIBIT
--------                                                      -------
Form of Underwriting Agreement..............................    1.1*
Opinion of Counsel employed by Fifth Third Bancorp..........    5.1*
Consent of Counsel employed by Fifth Third Bancorp (included
  in Exhibit 5.1)...........................................   23.1*
Consent of Deloitte & Touche LLP............................   23.2
A power of attorney where various individuals authorize the
  signing of their names to any and all amendments to this
  Registration Statement and other documents submitted in
  connection herewith is contained on the first page of the
  signature pages following Part II of this Registration
  Statement.................................................   24.1

---------------

* To be filed by amendment.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The undersigned hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (c) The undersigned hereby undertakes that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cincinnati, State of Ohio, on April 13, 1998.

                                            FIFTH THIRD BANCORP

                                                /s/ GEORGE A. SCHAEFER, JR.

                                            ------------------------------------
                                            By: George A. Schaefer, Jr.
                                              President and Chief Executive
                                                Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints GEORGE A. SCHAEFER, JR. his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign and execute on behalf of the undersigned any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection with any such amendments, as fully to all intents and purposes as he might or could do in person, and does hereby ratify and confirm all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

            Principal Executive Officer:

             /s/ GEORGE A. SCHAEFER, JR.                    Date: April 13, 1998
-----------------------------------------------------
               George A. Schaefer, Jr.
        President and Chief Executive Officer

            Principal Financial Officer:

                 /s/ NEAL E. ARNOLD                         Date: April 13, 1998
-----------------------------------------------------
                   Neal E. Arnold
        Chief Financial Officer and Treasurer

            Principal Accounting Officer:

                  /s/ ROGER W. DEAN                         Date: April 13, 1998
-----------------------------------------------------
                    Roger W. Dean
                     Controller

              Directors of the Company:

                                                            Date: April   , 1998
-----------------------------------------------------
                   Darryl F. Allen

                 /s/ JOHN F. BARRETT                    Date: April 13, 1998
------------------------------------------------------
                   John F. Barrett

                                                        Date: April   , 1998
------------------------------------------------------
                Milton C. Boesel, Jr.

                                                        Date: April   , 1998
------------------------------------------------------
                   Gerald V. Dirvin

                /s/ THOMAS B. DONNELL                   Date: April 13, 1998
------------------------------------------------------
                  Thomas B. Donnell

                /s/ RICHARD T. FARMER                   Date: April 13, 1998
------------------------------------------------------
                  Richard T. Farmer

                                                        Date: April   , 1998
------------------------------------------------------
                     Ivan W. Gorr

               /s/ JOSEPH H. HEAD, JR.                  Date: April 13, 1998
------------------------------------------------------
                 Joseph H. Head, Jr.

                /s/ JOAN R. HERSCHEDE                   Date: April 13, 1998
------------------------------------------------------
                  Joan R. Herschede

                                                        Date: April   , 1998
------------------------------------------------------
                  William G. Kagler

                                                        Date: April   ,1998
------------------------------------------------------
                   James D. Kiggen

                /s/ MITCHEL LIVINGSTON                  Date: April 13,1998
------------------------------------------------------
                  Mitchel Livingston

                 /s/ ROBERT B. MORGAN                   Date: April 13,1998
------------------------------------------------------
                   Robert B. Morgan

                 /s/ JAMES E. ROGERS                    Date: April 13,1998
------------------------------------------------------
                   James E. Rogers

                                                        Date: April   , 1998
------------------------------------------------------
                    Brian H. Rowe

             /s/ GEORGE A. SCHAEFER, JR.                Date: April 13, 1998
------------------------------------------------------
               George A. Schaefer, Jr.

               /s/ JOHN J. SCHIFF, JR.                  Date: April 13, 1998
------------------------------------------------------
                 John J. Schiff, Jr.

                                                        Date: April   , 1998
------------------------------------------------------
               Dennis J. Sullivan, Jr.

                  /s/ DUDLEY S. TAFT                    Date: April 13, 1998
------------------------------------------------------
                    Dudley S. Taft